FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For July 20, 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated July 20, 2006

2.

Material Change Report dated July 20, 2006 (re: July 20/06 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: July 20, 2006

By:

“Michael Levy”

 Name

Its:

President and Director

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Private Placement

Vancouver, BC – July 20, 2006:  Michael Levy, President of Petaquilla Minerals Ltd. (the “Company”), is pleased to announce that, subject to regulatory approval and the satisfaction of other conditions precedent, it has negotiated a non-brokered private placement of 11,250,000 units at a price of $2.40 per unit for gross proceeds in the amount of Canadian $27,000,000 (the “Offering”).

Each unit will consist of one common share and one-half of one share purchase warrant, where each full warrant entitles the holder to purchase an additional common share of the Company for a period of five years at a price of $4.50 per share.

The closing of the Offering is to occur immediately prior to the “Effective Date” of the Plan of Arrangement between the Company and Petaquilla Copper Ltd. (“Copper”) approved by shareholders of the Company on June 6, 2006, and by the Supreme Court of British Columbia on June 19, 2006.  As a result, purchasers under the Offering will, on the Effective Date, receive:

(a)             one common share of the Company and one-half of one share purchase warrant, where each full warrant entitles the holder to purchase one common share of the Company for a period of five years at a price of $2.25; and

(b)             one common share of Copper and one-half of one share purchase warrant, where each   full warrant entitles the holder to purchase one common share of Copper for a period of five years at a price of $2.25.

The Company has also negotiated a non-brokered private placement in Petaquilla Copper Ltd. of 20,000,000 units at a price of $2.00 for gross proceeds of $40,000,000 (the “Follow-On Offering”).

The closing of the Follow-On Offering is to occur immediately after the “Effective Date” of the Plan of Arrangement between the Company and Petaquilla Copper Ltd. (“Copper”) approved by shareholders of the Company on June 6, 2006, and by the Supreme Court of British Columbia on June 19, 2006.

Each unit will consist of one common share and one-half of one share purchase warrant, where each full warrant entitles the holder to purchase an additional common share of the Company for a period of five years at a price of $3.50 per share.

The securities purchased under the Offering will be subject to a hold period expiring four months   and one day from the closing.

The total value of Offering of securities, assuming the exercise of all of the warrants, is $127,312,000.

The proceeds of the proposed private placement will be used as to $22,000,000 on the advancement of the Company’s Molejon Gold Project in Panama, to pay the expenses of the Offering and for working capital, with the remaining $5,000,000 for the benefit of Copper. The proceeds of the $40,000,000 Follow-on Offering will be used in the development of the long lead time infrastructure of the copper project.

Finders’ fees in the form of compensation warrants and cash will be paid in connection with the private placement.

Casimir Capital L.P. acted as a financial advisor to the Company in connection with this transaction.

To allow for the time necessary to close the Offering, the Effective Date of the Plan of Arrangement, originally anticipated to take place by the end of June, is now estimated to be mid-August, 2006.  All shareholders of record on the business day immediately preceding the Effective Date will be entitled to receive one common share of Copper and one share of Petaquilla Minerals Ltd. for each share of the Company held.

The Company also reports that the Shareholder Rights Plan Agreement entered into effective March 7, 2006, and adopted by the shareholders of the Company on June 6, 2006, has been submitted to the TSX.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Michael Levy
President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063 Toll Free 877 694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

July 20, 2006

Item 3.

News Release

The Company’s news release dated July 20, 2006, was disseminated by CCN Matthews on July 20, 2006.

Item 4.

Summary of Material Change

The Company announced that, subject to regulatory approval and the satisfaction of other conditions precedent, it has negotiated a non-brokered private placement of 11,250,000 units at a price of $2.40 per unit for gross proceeds in the amount of Canadian $27,000,000.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Micheal Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated July 20, 2006

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy
President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Private Placement

Vancouver, BC – July 20, 2006:  Michael Levy, President of Petaquilla Minerals Ltd. (the “Company”), is pleased to announce that, subject to regulatory approval and the satisfaction of other conditions precedent, it has negotiated a non-brokered private placement of 11,250,000 units at a price of $2.40 per unit for gross proceeds in the amount of Canadian $27,000,000 (the “Offering”).

Each unit will consist of one common share and one-half of one share purchase warrant, where each full warrant entitles the holder to purchase an additional common share of the Company for a period of five years at a price of $4.50 per share.

The closing of the Offering is to occur immediately prior to the “Effective Date” of the Plan of Arrangement between the Company and Petaquilla Copper Ltd. (“Copper”) approved by shareholders of the Company on June 6, 2006, and by the Supreme Court of British Columbia on June 19, 2006.  As a result, purchasers under the Offering will, on the Effective Date, receive:

(a)             one common share of the Company and one-half of one share purchase warrant, where each full warrant entitles the holder to purchase one common share of the Company for a period of five years at a price of $2.25; and

(b)             one common share of Copper and one-half of one share purchase warrant, where each   full warrant entitles the holder to purchase one common share of Copper for a period of five years at a price of $2.25.

The Company has also negotiated a non-brokered private placement in Petaquilla Copper Ltd. of 20,000,000 units at a price of $2.00 for gross proceeds of $40,000,000 (the “Follow-On Offering”).

The closing of the Follow-On Offering is to occur immediately after the “Effective Date” of the Plan of Arrangement between the Company and Petaquilla Copper Ltd. (“Copper”) approved by shareholders of the Company on June 6, 2006, and by the Supreme Court of British Columbia on June 19, 2006.

Each unit will consist of one common share and one-half of one share purchase warrant, where each full warrant entitles the holder to purchase an additional common share of the Company for a period of five years at a price of $3.50 per share.

The securities purchased under the Offering will be subject to a hold period expiring four months   and one day from the closing.

The total value of Offering of securities, assuming the exercise of all of the warrants, is $127,312,000.

The proceeds of the proposed private placement will be used as to $22,000,000 on the advancement of the Company’s Molejon Gold Project in Panama, to pay the expenses of the Offering and for working capital, with the remaining $5,000,000 for the benefit of Copper. The proceeds of the $40,000,000 Follow-on Offering will be used in the development of the long lead time infrastructure of the copper project.

Finders’ fees in the form of compensation warrants and cash will be paid in connection with the private placement.

Casimir Capital L.P. acted as a financial advisor to the Company in connection with this transaction.

To allow for the time necessary to close the Offering, the Effective Date of the Plan of Arrangement, originally anticipated to take place by the end of June, is now estimated to be mid-August, 2006.  All shareholders of record on the business day immediately preceding the Effective Date will be entitled to receive one common share of Copper and one share of Petaquilla Minerals Ltd. for each share of the Company held.

The Company also reports that the Shareholder Rights Plan Agreement entered into effective March 7, 2006, and adopted by the shareholders of the Company on June 6, 2006, has been submitted to the TSX.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Michael Levy
President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063 Toll Free 877 694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN